Exhibit 99.10

NICE CXone Accelerates CX Digital Transformation with New Integrated Intelligent
Self-Service and Enlighten AI-Powered Agent Engagement Solutions

The NICE CXone Fall 2021 release drives powerful CSAT improvements by creating frictionless customer experiences that start at brands’ digital doorsteps, spanning self-service and agent-assisted interactions

Hoboken, N.J., October 28, 2021 – NICE (Nasdaq: NICE) today announced the CXone Fall 2021 release, which includes innovative capabilities that help businesses address the growing demand for digital interactions and intuitive self-service.  CXone’s powerful new intelligent and effective self-service options enable businesses to deliver answers faster, boost CSAT and accelerate digital transformation. With new conversational AI bots that act on complex consumer requests and context changes, the latest CXone release enables end customers to receive more accurate, complete answers at the first digital entry point and provides agents with the guidance needed to boost customer satisfaction for every interaction. In addition, supervisors and quality managers gain access to new AI-powered insights on agent soft skills that help ensure better customer experiences.

A NICE survey revealed that 62 percent of contact centers reported an increase in digital interaction volumes during the global pandemic. In 2020, the preference for self-service channels, such as websites, IVR, and chatbots, increased to 42 percent, up 15 percentage points from 2019. The preference for agent-assisted channels, such as phone, email, and online chat, decreased from 72 percent to 57 percent. These metrics indicate the importance for companies to maintain a balance between providing smarter, adaptive self-service across channels, while also providing agents with the specific next-best actions and behavioral guidance they need to deliver exceptional experiences. The NICE CXone Fall 2021 release allows businesses to provide end-to-end, digitally fluent customer service with the following advanced innovations:

•	Power smarter bots for frictionless, end-to-end, self-service that boosts CX while reducing cost-to-serve:

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Advanced intelligence for voice and chat self-service provides businesses with out-of-the-box, machine learning-infused capabilities to build, manage and deploy smarter, more effective, natural language self-service. CXone SmartAssist — an intelligent virtual assistant that automates complex conversations with customers — is powered by Amelia, among the most comprehensive conversational AI on the market and available exclusively through NICE.

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Businesses with more straightforward self-service needs can now cost-effectively enhance their self-service options and expand presence on social channels with little to no coding using CXone Bot Builder. End-to-end DIY digital chatbot development — from building and testing to improvement and deployment — mitigates cost and complexity. New API integration now allows bots to connect with internal or third-party applications to automate new and more sophisticated self-service use cases. Businesses that need an accelerated path to smarter customer engagement can use CXone Answers, a new solution that combines CXone Bot Builder with knowledge management (CXone Expert) for a dynamic FAQ chatbot that answers customer questions faster across digital channels.

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Reach consumers wherever they are by instantly delivering knowledge in their native language with AI-driven neural machine translation: CXone Expert’s new Instant Translation allows companies to extend their reach to more global markets and enables consumers to self-serve in 71 languages, reducing customer effort to consume knowledge and resolve issues without the need for a live agent. Its unique AI-based approach allows for quick and seamless translation, empowering businesses to serve emerging markets cost-effectively while improving CSAT.

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Use AI to gain critical insight on service quality and coaching to elevate agent preparedness and engagement: An upgrade to CXone, Quality Management and Interaction Analytics now embed proprietary, pre-built NICE Enlighten AI models to measure and understand critical agent behaviors for powerful post-interaction analytics on 100 percent of calls. Empower business analysts and quality program managers with out-of-the-box metrics and reporting on agent CSAT behaviors, allowing them to discover agent behavior trends, improve coaching programs and better prepare and engage agents to deliver hyper-personalized service and rapid resolution.

In addition, new e-commerce capabilities have been added to the CXexchange online marketplace to make it easier for CXone customers to extend their investment with partner solutions. In just a few clicks, customers can buy or start a free trial of select partner offerings and have them automatically added to their monthly invoice for simplified billing and a unified customer experience.

Paul Jarman, NICE CXone CEO, said, “Consumer expectations for seamless, rapid self-service on digital channels continues to grow, and there is zero tolerance for waiting in long queues for answers. With the fall 2021 release of CXone, we bring advanced capabilities to accelerate digital transformation and enable exceptional, end-to-end self-service experiences, allowing consumers to get answers to the most complex and sophisticated questions from the very first digital entry point.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.